GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW

THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLLU JONATHAN M. GRISCHUK*	PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 ______ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC Y ADMITTED IN NY, DC AND CT ONLY

June 9, 2005

Via Fax: (202) 942-9527
and EDGAR

Daniel Morris, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U.S. Helicopter Corporation Registration Statement on Form SB-2 File No. 333-124262

Dear Mr. Morris:

     This letter is in response to the comment letter dated May 24, 2005 relating to the above-referenced matter and is also a follow-up to our telephone conversation with you earlier this week. As discussed during our telephone conversation, the scope and purpose of this letter is to address (a) comments 1-7 in the May 24 comment letter and (b) any other conceptual threshold issues in the remaining comments so that we can receive guidance from the Staff in preparing Amendment No. 1 to the registration statement.

BACKGROUND

     The following is a brief procedural history relating to this SB-2 filing and to the issues discussed below:

1.	The initial registration statement of U.S. Helicopter (“USH” or the “Company”) on Form SB-2 was filed with the Commission on January 10, 2005 (the “January SB-2”).

2.	Based on two or three telephone conversations between Max Webb, Esq. of the Commission’s staff and our firm in the January/February time frame (on issues pertaining primarily to (a) USH’s lender Cornell Capital Partners, LP (“Cornell”) and (b) whether both the

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June 9, 2005

USH shares underlying the convertible debentures issued to Cornell and the USH shares issuable upon USH’s draws against the S.E.D.A. equity line could be included in one and the same registration statement), it was determined between Mr. Webb, our firm, and the Company that the Staff’s review of the January SB-2 would be put on hold while the above-noted issues were further evaluated. A component of this decision to place the filing on hold was the status of the filing’s financial statements in light of Rule 3-12 of Regulation S-X.

3.	In a telephone conversation with Mr. Webb in March, 2005, Mr. Webb provided our firm with confirmation that USH could proceed with a new filing of the registration statement in which both the debenture shares and the S.E.D.A. shares would be registered and that the shares held by other selling stockholders (as set forth in the pending filing) could also be included in that same registration statement. Accordingly, the January SB-2 was withdrawn by notice dated April 8, 2005 and the Company’s present SB-2 was filed on April 22, 2005, consistent with the above-referenced telephonic staff guidance. This SB-2 also included updated audited financial statements and updated business-related disclosures. The March conversation with Mr. Webb and our prior conversations with Mr. Webb included reference to the facts that the Company was not a ’34 Act reporting company and that a public trading market for the Company’s common stock did not exist.

DISCUSSION & ANALYSIS

General

1.	WE NOTE THE SHARES ISSUABLE TO CORNELL CAPITAL PARTNERS UNDER THE STANDBY EQUITY DISTRIBUTION AGREEMENT. WE NOTE THAT THE AGREEMENT CONTEMPLATES ISSUANCE OF THE SHARES AT A PERCENTAGE OF THE PREVAILING MARKET PRICE. AFTER REVIEWING THE PROPOSED EQUITY LINE FINANCING, WE DO NOT BELIEVE THAT A BINDING CONTRACTUAL COMMITMENT HAS BEEN ENTERED INTO, SINCE AT THE TIME THE EQUITY LINE WAS ENTERED YOUR COMPANY WAS (AND IS) A NON-REPORTING COMPANY WITH NO TRADING MARKET. AS SUCH, THE ARRANGEMENT BY CORNELL CAPITAL PARTNERS TO PAY FOR SHARES AT A PURCHASE PRICE THAT IS 99% OF THE “MARKET PRICE” DOES NOT REPRESENT AN IRREVOCABLE COMMITMENT TO PURCHASE THE EQUITY LINE SHARES.

PLEASE REMOVE THE EQUITY LINE FROM THIS REGISTRATION STATEMENT AND REVISE YOUR DISCLOSURE THROUGHOUT THE PROSPECTUS TO REMOVE THE IMPLICATION THAT THERE IS AN

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June 9, 2005

EXISTING EQUITY LINE ARRANGEMENT WITH CORNELL THAT PROVIDES THE COMPANY WITH A VIABLE MECHANISM TO OBTAIN NEEDED FINANCING. IF YOU BELIEVE THAT THE SHARES ARE PROPERLY REGISTRABLE AT THIS TIME, PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR ANALYSIS.

     We respectfully submit that it is appropriate to include the S.E.D.A. shares (also referred to as the “equity line shares”) in this registration statement together with the shares underlying the convertible debentures for the following reasons:

1.	The telephone guidance that we received from Mr. Webb on this specific topic advised us to proceed in exactly this manner. We believe that this guidance was provided to us after Mr. Webb checked with other superiors at the SEC.

2.	While it is correct that USH is not at present a reporting company and that a trading market does not exist for USH’s common stock, we note the following:

a.	The funding condition set forth in the Cornell/USH Amended and Restated Standby Equity Distribution Agreement dated April 8, 2005 (Exhibit 10.1 to the registration statement) at Section 2.5(b)(vi) requires that USH shall have become a reporting company and be current in its ’34 Act reporting obligations. The Company has already prepared a ’34 Act registration statement on Form 8-A which we intend to file so as to become effective on or about the effective date of the SB-2 thereby satisfying one element of this funding condition; and to the Company’s knowledge and our knowledge there is no reason to expect or anticipate that the Company will not be compliant with respect to its on-going ’34 Act reporting obligations once applicable.

b.	Similarly, the funding condition set forth at Section 2.5(b)(ii) of the Cornell/USH S.E.D.A. document requires that the Company’s common stock shall have been authorized for quotation on the Principal Market (the relevant contractual definition of which includes the OTC Bulletin Board). The Company has begun the process of arranging for a market-maker to submit Form 211 in order to also satisfy this condition with respect to establishing a trading market.

c.	To the extent that the satisfaction of either or both of these conditions is incomplete at present, problematic, or entails risk to an investor, we believe that these circumstances are addressed by the registration statement’s risk factor disclosures (see e.g. Page 20

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of the SB-2) and if so directed by the staff, we will be happy to expand these risk factor disclosures to address any concerns.

d.	In addressing the element of this comment regarding “...an existing equity line arrangement with Cornell that provides the company with a viable mechanism to obtain needed financing”, we note the following:

I.	Equity lines have achieved formal recognition and acceptance from the staff in the Current Issues and Rulemaking Projects Quarterly Update of the Division of Corporation Finance dated March 31, 2001.

II.	USH’s due diligence with respect to Cornell has established Cornell’s favorable track record and reliability with respect to funding S.E.D.A. draws.

III.	To the extent that existing literature is critical of equity lines and focuses on a lender’s ability to manipulate the market by short selling, hedging, or engaging in illegal conduct, USH’s due diligence of Cornell supports that Cornell does not engage in these types of activities and does not sell a given issuer’s stock prior to the effectiveness of that issuer’s applicable registration statement.

IV.	As a result of discussions between the Commission and Cornell, the debenture agreement between the Company and Cornell was amended such that it is now only convertible at a fixed conversion price. See the Amended and Restated Secured Debenture dated April 8, 2005 (Exhibit 10.6 to the registration statement.)

2.	WITH RESPECT TO THE CONVERTIBLE DEBENTURES ISSUED TO CORNELL, PLEASE TELL US WHY YOU BELIEVE THAT RULE 415 IS APPLICABLE.

     With respect to Rule 415, our understanding of Rule 415 and our research of registration statements and transactions comparable to USH’s lead as to conclude that Rule 415 is appropriate and applicable as to the shares underlying the convertible debentures. The common stock underlying the convertible debentures will be offered or sold solely on behalf of Cornell Capital, as described in the registration statement, in accordance with Rule 415(a)(1)(i). The Commission has previously approved of the

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registration of shares underlying convertible debentures pursuant to Rule 415, such as Cyco.Net, Inc. (File No. 333-116409; SB-2/A filed August 3, 2004). Other companies registering common stock underlying convertible debentures held by Cornell Capital pursuant to Rule 415 include Voyager One, Inc. (File No. 333-123702; SB-2/A filed May 6, 2005) and Provectus Pharmaceuticals, Inc. (File No. 333-119619; SB-2/A filed November 10, 2004.)

     In addition, the Company has furnished the undertakings required by Item 512(a) of Regulation S-K in accordance with Rule 415(a)(3). These disclosures can be found at Item 28 of the Company’s registration statement.

3.	WE ARE OF THE VIEW THAT THE PRIVATE PLACEMENT OF SHARES TO NEWBRIDGE SECURITIES CORPORATION IN RELIANCE ON 4(2) CANNOT BE COMPLETE UNTIL THE TERMS OF THE TRANSACTION ARE FIXED. IN THIS CASE, THE ABSENCE OF AN EXISTING PUBLIC MARKET FOR THE SHARES MEANS THAT THERE HAS NOT BEEN A MEETING OF THE MINDS BETWEEN THE ISSUER AND THE INVESTOR. THE NUMBER AND PRICE OF THE SHARES PRIVATELY PLACED TO NEWBRIDGE IS UNKNOWABLE PRIOR TO EFFECTIVENESS OF THIS REGISTRATION STATEMENT. ACCORDINGLY, PLEASE REMOVE THE NEWBRIDGE SHARES FROM THIS REGISTRATION STATEMENT OR TELL US WHY YOU BELIEVE THESE SHARES ARE REGISTRABLE AT THIS TIME.

     We respectfully submit that the shares issuable to Newbridge Securities Corporation (“Newbridge”) are appropriate for inclusion in the registration statement. Although there currently is not an existing public market for the Company’s shares, a meeting of the minds has occurred and the terms of the transaction have been fixed. Pursuant to the Placement Agent Agreement between the Company and Newbridge (Exhibit 10.4 to the Company’s registration statement), the Company must issue $10,000 in value of its common stock, which will be issued immediately upon the effectiveness of the registration statement by the Commission. The formula for determining the number of shares has been agreed upon (i.e., dividing $10,000 by the Volume Weighted Average Price of the Company’s common stock on the initial trading day of the Company’s common stock). Newbridge has rendered its services pursuant to the Placement Agent Agreement, and any remaining conditions to the issuance of these shares to Newbridge are not in Newbridge’s control.

4.	PLEASE REMOVE FROM THE REGISTRATION STATEMENT THE SHARES ISSUABLE UPON CONVERSION OF THE PREFERRED STOCK AND THE WARRANTS ISSUED IN THE PRIVATE PLACEMENT. AS DISCUSSED ABOVE, IT APPEARS THAT THE SHARES ARE NOT YET REGISTRABLE BECAUSE THERE IS NO EXISTING PUBLIC MARKET AND THEREFORE THERE HAS BEEN NO AGREEMENT ON THE PRICING TERM.

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June 9, 2005

     We respectfully submit that the shares of the Company’s common stock issuable upon conversion of the preferred stock and warrants issued in the private placement are appropriate for inclusion in the registration statement. The Convertible Series A Preferred Stock is convertible into shares of the Company’s common stock at a price equal to 80% of the average closing bid price of the Company’s common stock on the OTC-BB or the Pink Sheets (as applicable) for the 20 trading days immediately preceding the day upon which the Company receives a notice of conversion from the preferred stockholder. In the event that the Company’s shares are not traded on the OTC-BB or on the Pink Sheets, the conversion price shall be equal to 80% of the fair market value of USH common stock on the date upon which the Company receives the notice of conversion from the preferred stockholder. Such fair market value shall be determined by an accounting firm selected by USH which accounting firm is not then currently performing any accounting services for USH. The exercise prices of the warrants issued to purchasers in the private placement are 125% and 150%, respectively, of the conversion price of the Series A Preferred Stock. Accordingly, since the conversion price of the Series A Preferred Stock and the conversion price of the warrants are not dependent upon the existence of a public market for the Company’s common stock, the registration of the shares is appropriate.

5.	PLEASE TELL US WHETHER THE WARRANTS ISSUED TO NORTH COAST SECURITIES CORPORATION HAVE A FIXED EXERCISE PRICE. IF THEY DO NOT, PLEASE TELL US WHY YOU BELIEVE THAT THE UNDERLYING SHARES ARE REGISTRABLE AT THIS TIME.

     The warrants issued to North Coast Securities Corporation have an exercise price equal to 80% of the fair market value of the Company’s common stock on the date of exercise. We respectfully submit that the shares issuable upon exercise of the North Coast warrants are appropriate for inclusion in the registration statement because the exercise price of the warrants is not dependent upon the existence of a public market for the Company’s common stock, similar to the Series A Preferred Stock and warrants as discussed above.

6.	IN SECURITIES ACT RELEASE NO. 4552 (NOVEMBER 6, 1962), THE STAFF PRONOUNCED A LIST OF FIVE FACTORS TO CONSIDER IN DETERMINING WHETHER SECURITIES OFFERINGS WILL BE INTEGRATED. THESE FACTORS INCLUDE:

•	WHETHER THE OFFERINGS ARE PART OF A SINGLE PLAN OF FINANCING;
•	WHETHER THE OFFERINGS INVOLVED THE ISSUANCE OF THE SAME CLASS OF SECURITY;
•	WHETHER THE OFFERINGS ARE MADE AT OR ABOUT THE SAME TIME;

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•	WHETHER THE SAME TYPE OF CONSIDERATION IS TO BE RECEIVED; AND
•	WHETHER THE OFFERINGS ARE MADE FOR THE SAME GENERAL PURPOSE.

PLEASE PROVIDE US WITH A DETAILED ANALYSIS OF WHY YOU BELIEVE YOUR UNREGISTERED OFFERINGS CONDUCTED IN PAST SIX MONTHS SHOULD NOT BE INTEGRATED UNDER THIS TEST, CALLING INTO QUESTION YOUR EXEMPTIONS UNDER SECTION 4(2).

     We respectfully submit that the unregistered private placement conducted in the six months prior to the filing of the registration statement should not be integrated with the current offering. First, Rule 152 under the Securities Act of 1933, as amended, provides issuers with a safe harbor from integration in instances where an issuer completes a private placement and subsequently makes a public offering. The SEC staff has interpreted Rule 152 in a series of no-action letters such that completed private placement offerings will not be integrated with a subsequently commenced registered public offering. See Verticom, Inc. (avail. Feb. 12, 1996); JBI Incorporated (avail. March 28, 1988), and Quad City Holdings, Inc. (avail. April 8, 1993). In addition, the SEC staff has indicated that an offering will be treated as completed if the investors are bound by definitive securities purchase agreements that are subject only to conditions outside the investors’ control. See Black Box Incorporated (avail. June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (avail. Feb. 28, 1992). Here, the private placement conducted by the Company was completely funded and closed prior to the Company’s subsequent registration statement filing. The private placement included registration rights for all participating investors. There are no conditions remaining to the private placement except for the Company’s registration of the shares underlying the securities purchased in the private placement pursuant to the pending registration statement, and the Company does not intend to renegotiate any terms of the private placement.

     Second, the offerings are distinguishable under the five-factor test set forth by the Commission in Release No. 33-4552 dated November 6, 1962. First, the different offerings are not part of a single plan of financing. The Company will not receive any of the proceeds in the current offering, other than the SEDA proceeds or from warrant exercises. Second, the private placements and the current offering involve different securities. The Company sold its Series A Preferred Stock to investors in the private placement and its convertible debentures to Cornell Capital in August, in addition to entering into the SEDA with Cornell Capital for the sale of USH common stock. The current offering involves registration of the common stock underlying such securities on behalf of the selling shareholders. Third, the private placement transactions came to a conclusion approximately four months before the Company’s registration statement filing in April, 2005. Finally, the offerings are not for similar purposes, since the Company will not receive any of the proceeds from the current offering.

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June 9, 2005

7.	PLEASE REMEMBER THAT THE PROSPECTUS NEEDS TO PRESENT INVESTORS WITH A SNAPSHOT OF YOUR COMPANY CONTAINING ALL MATERIAL INFORMATION AS OF THE TIME OF EFFECTIVENESS. IT IS NOT SUPPOSED TO PRESENT A DESCRIPTION OF YOUR FUTURE PLANS OR ASPIRATIONS. YOU NEED TO REVISE THE ENTIRE DOCUMENT SO THAT IT ACCURATELY PRESENTS YOUR CURRENT SITUATION. YOU MAY TALK ABOUT WHAT YOU PLAN TO DO BUT YOU SHOULD PRESENT THAT DISCUSSION IN THE CONTEXT OF A TIMELINE WHICH SETS FORTH THE OBSTACLES AND BENCHMARKS THAT YOU MUST ACHIEVE ALONG THE WAY. INCLUDE YOUR ESTIMATE OF THE FINANCIAL WHEREWITHAL NEEDED TO REACH VARIOUS STAGES OF DEVELOPMENT AND DISCUSS YOUR PLANS FOR RAISING THE MONEY SO THAT INVESTORS CAN MAKE AN INFORMED DECISION ABOUT THE QUALITY OF YOUR PLAN. THE OTHER COMMENTS BELOW ARE INTENDED PRIMARILY TO OFFER SOME GUIDANCE AS YOU BEGIN THE DIFFICULT BUT NECESSARY TASK OF REVISING THIS PROSPECTUS SO THAT IT SERVES IT PURPOSE TO INVESTORS.

     We are in the process of revising the prospectus to more accurately present the Company’s current situation. Amendment No. 1 to the registration statement will more fully disclose the timeframe in which the Company needs to obtain financing, equipment and governmental authorizations/certificates to commence operations. We will also provide additional detail concerning the Company’s estimates of the financing needed to commence and maintain operations, as well as the Company’s plans for raising money in the future.

CONCLUSION

     Please do not hesitate to contact the undersigned should you have any questions or require any further information.

Very truly yours,
/s/ Thomas P. Gallagher
Thomas P. Gallagher

cc: John G. Murphy, President/CEO
      George Mehm, CFO